EXHIBIT 99.1

Interim Condensed Consolidated Financial Statements

March 31, 2011

(Expressed in U.S. dollars)
(Unaudited)

Banro Corporation
Interim Condensed Consolidated Financial Statements
March 31, 2011
(Unaudited)

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Statements of Financial Position	3
Condensed Consolidated Statements of Comprehensive Loss	4
Condensed Consolidated Statements of Changes in Equity	5
Condensed Consolidated Statements of Cash Flows	6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information	7
2. Basis of Preparation	7
3. Summary of Significant Accounting Policies	8
4. Investment	19
5. Property, Plant and Equipment	20
6. Exploration and Evaluation Assets	21
7. Mine under Construction	22
8. Segmented Reporting	22
9. Share Capital	23
10. Share-Based Payments	24
11. Related Party Transactions	26
12. Commitments	27
13. Financial risk management objectives and policies	27
14. Supplemental cash flow information	30
15. Employee retention allowance	30
16. First Time Adoption of International Financial Reporting Standards	32

Banro Corporation
Condensed Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars – unaudited)

	Notes	March 31, 2011	December 31, 2010	January 1, 2010
		$	$	$
Assets
Current Assets
Cash and cash equivalents		86,006	67,556	44,468
Short term investments		9,096	8,736	21,548
Advances receivable		298	90	56
Due from related parties	11	129	111	34
Prepaid expenses and deposits		4,498	3,214	5,463
Total Current Assets		100,027	79,707	71,569

Non-Current Assets
Investment	4	1,417	1,527	1,998
Property, plant and equipment	5	24,518	25,177	8,980
Exploration and evaluation	6	89,968	84,270	64,749
Mine under construction	7	176,369	146,688	58,924
Total Non-Current Assets		292,272	257,662	134,651

Total Assets		392,299	337,369	206,220

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		12,018	10,964	1,930
Accrued liabilities		258	349	301
Employee retention allowance	15	1,009	761	–
Total Current Liabilities		13,285	12,074	2,231

Shareholders' Equity
Share capital	9	426,656	373,945	253,232
Contributed surplus		24,281	21,689	18,218
Accumulated other comprehensive income		47	98	–
Deficit		(71,970)	(70,437)	(67,461)
Total Shareholders' Equity		379,014	325,295	203,989
Total Liabilities and Shareholders' Equity		392,299	337,369	206,220

Common shares
Authorized		Unlimited	Unlimited	Unlimited
Issued and outstanding		190,725	173,062	105,962

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Condensed Consolidated Statements of Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

Three months ended March 31,	Notes	2011	2010
		$	$
Expenses
Consulting, management and professional fees		565	178
Employee benefits		461	460
Office and sundry		375	271
Share-based payment expense	10	661	632
Travel and promotion		470	312
Depreciation		12	17
Interest and bank expenses		11	7
Foreign exchange (gain) loss		(1,002)	(1,239)
		(1,553)	(638)
Interest income		99	52

Loss from operations		(1,454)	(586)

Share of equity loss of an associate	4	(71)	(86)
Loss on disposition of capital asset		(8)	-

Loss for the period		(1,533)	(672)

Other comprehensive loss

Translation adjustment		(51)	68

Comprehensive loss for the period		(1,584)	(604)

Loss per share, basic and diluted		(0.00)	(0.01)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars – unaudited)

	Notes	Common shares		Contributed Surplus	Other Comprehensive Income (Loss)	Deficit	Total Shareholder's equity
		Number of shares	Amount
Balance at January 1, 2010		105,962	253,232	18,218	–	(67,461)	203,989
Net loss for the period			–	–	–	(672)	(672)
Share based compensation	10		–	951	–	–	951
Share of contribution surplus			–	44	–	–	44
Translation adjustment			–	–	68	–	68
Balance at March 31, 2010		105,962	253,232	19,213	68	(68,133)	204,380

Net loss for the period		–	–	–	–	(2,304)	(2,304)
Issued share capital		67,100	120,713	–	–	–	120,713
Share based compensation		–	–	2,506	–	–	2,506
Share of contribution surplus		–	–	(30)	–	–	(30)
Translation adjustment		–	–	–	30	–	30
Balance at December 31, 2010		173,062	373,945	21,689	98	(70,437)	325,295

Net loss for the period			–	–	–	(1,533)	(1,533)
Issued share capital	9	17,500	52,352	–	–	–	52,352
Share based compensation	10		–	1,375	–	–	1,375
Translation adjustment			–	–	(51)	–	(51)
Warrants issued			–	1,217	–	–	1,217
Warrants exercised	9b	163	359	–	–	–	359
Balance at March 31, 2011		190,725	426,656	24,281	47	(71,970)	379,014

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars – unaudited)

For three months ended March 31,	Notes	$2011	$2010
		$	$
Cash flows from operating activities
Net loss for the period		(1,533)	(672)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		12	17
Unrealized foreign exchange (gain) loss		(770)	(1,026)
Share of equity loss	4	71	86
Share based payments - employees	10	661	632
Share based payments - consultant		62	–
Accrued interest on short term investments		(1)	(1)
Loss on disposition of capital asset		8	–
Employee retention allowance		31	–
Changes in non-cash working capital
Receivables		(208)	(167)
Prepaid expenses and deposits		(1,283)	(674)
Due to related parties		(18)	-
Accounts payables		696	206
Accrued liabilities		(96)	(281)
Net cash flows used in operating activities		(2,368)	(1,880)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(787)	(7,509)
Disposition of property, plant, and equipment		54	–
Expenditures on exploration		(6,117)	(4,075)
Expenditures on mine development		(26,691)	139
Short term investments		(358)	12,328
Investment and advances to an associate	4	(12)	–
Net cash used in investing activities		(33,911)	883

Cash flows from financing activities
Proceeds from share issuance, net of issuance costs		53,928	–
Net cash from financing activities		53,928	–

Effect of foreign exchange on cash held in foreign currency		801	1,035
Net increase in cash during the period		18,450	38
Cash and cash equivalents, beginning of the period		67,556	44,468
Cash and cash equivalents, end of the period		86,006	44,506

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

1.	Corporate Information

Banro Corporation’s business focus is the exploration and development of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three month ended March 31, 2011 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL.

Banro Corporation is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE Amex LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 707O, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of Preparation

These  interim condensed consolidated financial statements are prepared on a going concern basis, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company incurred a net loss of $1,533 during the three months ended March 31, 2011 and, as of that date, the Company had a deficit of $71,970. These conditions along with other matters indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements as at and for the three months ended March 31, 2011 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).  The Company’s annual consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP). Canadian GAAP differs from IFRS in some areas. In preparing the IFRS statements, management amended certain accounting, valuation, and consolidation methods previously applied under Canadian GAAP. The 2010 comparative figures have been restated to reflect these adjustments, except as described in the accounting policies.

The Company’s date of transition was January 1, 2010 (the “transition date”). An explanation of how the transition of previously prepared financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 16. This note includes reconciliations of equity and profit/loss for comparative periods and of equity at the date of transition reported under Canadian GAAP to those reported for those periods and at the date of transition under IFRS. The 2010 comparative figures have been restated to reflect the adjustments.  The comparative figures presented are in accordance with IFRS and have not been audited.

The policies applied in these interim condensed consolidated financial statements are presented in Note 3 and are based on IFRS expected to be effective as of December 31, 2011. The date the Company’s Audit Committee approved the financial statements was May 31, 2011.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

b)	Basis of measurement

The interim condensed consolidated financial statements have been prepared under the historical cost convention, except for certain financials assets which are presented at fair value, as explained in the accounting policies set out in Note 3.

3.	Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these interim condensed consolidated financial statements and in preparing the opening IFRS consolidated statements of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated. The exemptions taken in applying IFRS for the first time are set out in Note 16.The accounting policies have been applied consistently by all entities.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiary.

ii.	Associate

Where the Company has the power to significantly influence but not control the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statements of financial position at cost and adjusted thereafter for the post-acquisition changes in the Company’s share of the net assets of the associate, under the equity method of accounting. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive loss, except that losses in excess of the Company's investment in the associate are not recognized unless there is a legal or constructive obligation to recognize such losses. If the associate subsequently reports profits, the Company’s share of profits is recognized only after the Company’s share of the profits equals the share of losses not recognized.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investor’s interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate. Where there is objective evidence that the investment in an associate has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

iii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgments made by management applying the Company’s accounting policies and the key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.  Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

i.	Commencement of production

The Company assesses the stage of each mine under construction to determine when a mine moves into the production stage.  Production is considered to commence when the mine is substantially complete and ready for its intended use. At this point, depreciation commences.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases.  Subsequent costs are either regarded as forming part of the cost of inventory or expensed.  However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

ii.	Provisions and contingencies

The amount recognized as provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

iii.	Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of the expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

iv.	Impairment

Assets, including property, plant and equipment, exploration and evaluation, mines under construction and mineral properties, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

v.	Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income  relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

vi.	Ore reserves and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body.  This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, recognition of deferred tax assets, and expenses.

vii.	Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in note 10.

viii.	Depreciation of mining assets

It is anticipated that upon commencement of production, the Company will apply the units of production method for amortization of its mine assets based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets.

ix.	Decommissioning and environmental provisions

The Company’s operation is subject to environmental regulations in the Congo. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies which estimate the activities and costs that will be carried out to meet the decommissioning and environmental obligations. Amounts recorded for decommissioning and environmental provisions are based on estimates of decommissioning and environmental costs which may not be incurred for several years or decades. The decommissioning and environmental cost estimates could change due to amendments in laws and regulations in the Congo. Additionally, actual estimated decommissioning and reclamation costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

c)	Foreign Currency Translation

i.	Functional and presentation currency

The interim condensed consolidated financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency and all values are rounded to the nearest thousand, unless otherwise indicated.

ii.	Foreign currency transactions

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Transactions entered into by the Company’s subsidiaries and associates in a currency other than the currency of the primary economic environment in which they operate (their "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and amortization which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of comprehensive income (loss). Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive income (loss). Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss. Non-monetary assets and liabilities are translated using the historical exchange rates. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

d)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

e)	Financial Assets

A financial asset is classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held to maturity investments (“HTM”), or available for sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequently. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset. A financial asset is derecognized when contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

i.	Financial assets at FVTPL

A financial is classified as a FVTPL when the financial asset is held for trading or it is designated upon initial recognition as at FVTPL. A financial asset is classified as held for trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument. Financial assets at FVTPL are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in profit or loss. Transaction costs are expensed as incurred.

The Company has classified cash and cash equivalents as FVTPL.

ii.	Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivable.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment. The impairment loss of receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the period in which they are identified. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the statements of comprehensive income (loss) when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company has classified advances receivable and balances due from related parties as loans and receivables.

iii.	HTM investments

HTM financial instruments, which include short-term investments and the related transaction costs, are initially measured at fair value. Subsequently, HTM financial assets are measured at amortized cost using the effective interest rate method, less any impairment losses.

iv.	AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets. They are carried at fair value with changes in fair value generally recognized in other comprehensive income and accumulated in the AFS reserve. Impairment losses are recognized in profit or loss. Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve. On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from the AFS reserve to profit or loss. The Company has not designated any of its financial assets as AFS.

v.	Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

The carrying amount of all financial assets, excluding advances receivables and balances due from related parties, is directly reduced by the impairment loss. The carrying amount of receivables is reduced through the use of an allowance account. Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. A provision for impairment is made in relation to advances receivable, and an impairment loss is recognized in profit and loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms. The carrying amount of the receivable is reduced through use of an allowance account.

With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized. Reversal for AFS equity instruments are not recognized in profit or loss.

vi.	Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or liability, or where appropriate, a shorter period. Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

f)	Financial Liabilities

Financial liabilities are classified as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

i.
Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method. The Company’s other financial liabilities include accounts payables and accrued liabilities.

ii.
Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments (including separated embedded derivatives) held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statement of comprehensive income (loss). The Company does not have any financial liabilities classified as FVTPL.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

g)	Loss Per Share

Basic loss per share is computed by dividing the net loss applicable by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of stock options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the reporting period. As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

h)	Property, Plant and Equipment (“PPE”)

i.	Recognition and measurement

Items of PPE are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and any other cost directly attributable to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. Assets in the course of construction are capitalized in the capital construction in progress category and transferred to the appropriate category of PPE upon completion. When components of an asset have different useful lives, depreciation is calculated on each separate component.

ii.	Subsequent costs

The cost of replacing part of an item of PPE is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized and included in net loss. If the carrying amount of the replaced component is not known, it is estimated based on the cost of the new component less estimated depreciation. The costs of the day‐to‐day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii.	Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed to determine whether a component has an estimated useful life that is different from that of the remainder of that asset, in which case that component is depreciated separately. Depreciation is recognized in profit or loss over the estimated useful lives of each item or component of an item of PPE as follows:

●	Furniture and fixtures	20% declining balance
●	Office and communication equipment	straight line over 4 years
●	Vehicles	straight line over 4 years
●	Machinery and equipment	straight line over 4 years
●	Mining fleet and equipment	straight line over 4 years
●	Leasehold improvements	straight line over the lease term

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

●	Mining plant and equipment, which includes a purchased gold process plant, will begin depreciation when construction is completed.
●	Mining assets and equipment are amortized on a unit of production basis when construction is completed.

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if appropriate. Depreciation commences when an asset is available for use. Changes in estimates are accounted for prospectively.

iv.	Gains and losses

Gains and losses on disposal of an item of PPE are determined by comparing the proceeds from disposal with the carrying amount of the PPE, and are recognized net within other income/expenses in profit or loss.

v.	Repairs and maintenance

Repairs and maintenance costs are charged to expense as incurred, except major inspections or overhauls that are performed at regular intervals over the useful life of an asset is capitalized as part of PPE.

vi.	De-recognition

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in net earnings (loss) in the period the item is derecognized.

i)	Exploration and Evaluation Assets

All direct costs related to exploration and evaluation of mineral properties, net of incidental revenues are capitalized under exploration and evaluation assets. Exploration and evaluation expenditures include such costs as acquisition of rights to explore; sampling, trenching and surveying costs; costs related to topography, geology, geochemistry and geophysical studies; drilling costs  and costs in relation to technical feasibility and commercial viability of extracting a mineral resource.

A regular review of each property is undertaken to determine the appropriateness of continuing to carry forward costs in relation to exploration and evaluation of mineral properties. Should the carrying value of the expenditure not yet amortized exceed its estimated recoverable amount in any year, the excess is written off to the consolidated statements of comprehensive income (loss).

j)	Mines Under Construction

Upon completion of a technical feasibility study determining the commercial viability of extracting a mineral resource, exploration and development expenditures are transferred to mines under construction. All subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized under mines under construction until the commencement of commercial production. Capitalized development expenditures are not depreciated until the assets are ready for their intended use. Upon completion of construction, mining assets are amortized on a unit of production basis which is measured by the portion of the mine’s economically recoverable and proven ore reserves produced during the period. Impairment is tested in the same way as other non-financial assets.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

k)	Impairment of Non-financial Assets

The Company’s PPE is assessed for indication of impairment at each consolidated statement of financial position date.  Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.  When facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an entity shall measure, present and disclose any resulting impairment in accordance with IAS 36 Impairment of Assets.  Internal factors, such as budgets and forecasts, as well as external factors, such as expected future prices, costs and other market factors are also monitored to determine if indications of impairment exist. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use. This is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company’s assets. If this is the case, the individual assets are grouped together into cash generating units (“CGU”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statements of comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount (i.e., the higher of fair value less cost to sell and value in use). Fair value less cost to sell is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or CGU. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.  The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

The Company has not recognized any impairment of tangible assets to date.

l)	Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in profit and loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

m)	Share-Based Payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the financial statements.  The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period based on the Company’s estimate of shares that will eventually vest.  The number of forfeitures likely to occur is estimated on grant date.  Any consideration paid by directors, officers and employees on exercise of equity-settled share-based payments is credited to share capital.  Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model.  The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

n)	Provisions and Contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate. The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events, can be reliably measured and is likely to result in a economic outflow, a liability is recognized as the best estimate required to settle the obligation. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

o)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.  Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the exchange amount.

p)	New Pronouncements Adopted

March 31, 2011 is the Company’s first reporting period under IFRS. Accounting standards expected to be effective for the period ended December 31, 2011 have been adopted as part of the transition to IFRS.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

q)	Recent Pronouncements Issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

A revised version of IAS 24 Related party disclosures (“IAS 24”) was issued by the IASB on November 4, 2009. IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The adoption of this issuance did not have a significant impact on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 7 Financial instruments: disclosures (“IFRS 7”) The Accounting Standards Board ["AcSB"] approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Handbook. These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. The Company is currently evaluating the impact of IFRS 7 on its consolidated financial statements.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

4.	Investment

The Company’s investment in BRC DiamondCore Ltd. (“BRC”), which meets the definition of an associate of the Company, is summarized as follows:

BRC DiamondCore Ltd.	March 31, 2011	December 31, 2010	March 31, 2010	January 1, 2010

Portion of ownership interest	39.63%	39.63%	39.63%	39.63%
Common shares held	35,434	35,434	35,434	35,434
Total investment	$ 1,417	$ 1,527	$ 2,015	$ 1,998

BRC is a publicly listed entity on the Toronto Stock Exchange and the JSE Limited, involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of December 31. The Company’s investment in BRC is accounted for in the financial statements using the equity method. The fair value of the Company’s investment in BRC, based on the closing price of BRC’s shares on the Toronto Stock Exchange as at March 31, 2011, is $4,020 (December 31, 2010 - $4,961). For the three months ended March 31, 2011, the Company’s share of loss in the results of BRC was $71 (March 31, 2010 – $86).

BRC’s summarized condensed statement of financial position as at March 31, 2011, December 31, 2010, and January 1, 2010 converted to U.S. dollars at the period-end rates of exchange are as follows:

	March 31, 2011	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$	$
Current assets	163	149	325	788
Mineral properties	5,226	5,101	5,769	5,543
Property, plant and equipment	2	4	111	135
	5,391	5,254	6,205	6,466
Liabilities	(1,588)	(1,370)	(1,103)	(1,391)
Net equity	3,803	3,884	5,102	5,075

Three months ended	March 31, 2011	March 31, 2010
Share of the associate’s expenses and loss	(71)	(86)
Expenses and loss	(180)	(219)

The Company's investment in BRC is summarized as follows:

Balance at January 1, 2010	$1,998
Share of loss for the year ended December 31, 2010	(583)
Share of associate's contributed surplus	14
Cumulative translation adjustment	98
Balance at December 31, 2010	1,527
Share of loss for the period ended March 31, 2011	(71)
Amount due to BRC	12
Cumulative translation adjustment	(51)
Balance at March 31, 2011	$1,417

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

5.	Property, Plant and Equipment

The Company’s property, plant and equipment are summarized as follows:

	Notes	Furniture & fixtures	Office & Communication equipment	Vehicles	Mining fleet & equipment	Machinery and equipment	Mining plant and equipment - under construction	Leasehold improvements	Total
		$	$	$	$	$	$	$	$
Cost
Balance at January 1, 2010		158	638	1,117	–	1,360	7,701	3	10,977
Additions		2	272	1,588	17,355	713	477	10	20,417
Disposals		–	(112)	(253)	–	(34)	–	–	(399)
Balance at December 31, 2010		160	798	2,452	17,355	2,039	8,178	13	30,995
Additions		2	107	529	59	90	–	–	787
Disposals		(6)	–	(76)	–	-	–	–	(82)
Balance at March 31, 2011		156	905	2,905	17,414	2,129	8,178	13	31,700

Accumulated Depreciation
Balance at January 1, 2010		63	379	823	–	731	–	1	1,997
Depreciation for the year		18	166	353	3,362	319	–	2	4,220
Disposals		–	(112)	(253)	–	(34)	–	–	(399)
Balance at December 31, 2010		81	433	923	3,362	1,016	–	3	5,818
Depreciation for the period		4	46	150	1,088	95	–	1	1,384
Disposals		(1)		(19)	–	–	–	–	(20)
Balance at March 31, 2011		84	479	1,054	4,450	1,111	–	4	7,182

Carrying amounts
Balance at January 1, 2010		95	259	294	–	629	7,701	2	8,980
Balance at December 31, 2010		79	365	1,529	13,993	1,023	8,178	10	25,177
Balance at March 31, 2011		72	426	1,851	12,964	1,018	8,178	9	24,518

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

6.	Exploration and Evaluation Assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Notes	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
Cost
Balance as at January 1, 2010 per IFRS		38	35,329	24,937	2,168	2,257	64,729
Additions		9,304	5,367	4,368	209	273	19,521
Transfer to mine under construction		–	–	–-	–	–	–
Disposals		–	–	–	–	–	–
Balance as at December 31, 2010		9,342	40,696	29,305	2,377	2,530	84,250
Additions		2,057	1,896	1,223	506	16	5,698
Transfer to mine under construction		–	–	–	–	–	–
Disposals		–	–	–	–	–	–
Balance as at March 31, 2011		11,399	42,592	30,528	2,883	2,546	89,948

There is approximately $20 of intangible exploration and evaluation expenditures as at January 1, 2010.   The intangibles have not been included in the table above.  There have not been any additions or disposals since January 1, 2010.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a wholly-owned Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is registered in the Congo and wholly-owned by the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s wholly-owned Congo registered subsidiary, Lugushwa Mining SARL, has 100% interest in the said permits.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo.  The Company’s wholly-owned Congo registered subsidiary, Kamituga Mining SARL, has 100% interest in the said permits.

e.	Banro Congo Mining

The Company’s wholly-owned Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

7.	Mine under Construction

Development expenditures with respect to the construction of the Company’s Phase 1 Twangiza mine are as follows:

	Note	Twangiza Mine under construction
Cost		$
Balance as at January 1, 2010		58,924
Additions		87,764
Balance as at December 31, 2010		146,688
Additions		29,681
Balance as at March 31, 2011		176,369

Mine under construction is not amortized until construction is completed. This is signified by the formal commissioning of the mine for production.

8.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

March 31, 2011
	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment
Congo	$24,406	$176,369	$89,968	–
Canada	$ 112	–	–	$1,417
	$24,518	$176,369	$89,968	$1,417
December 31, 2010
	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment
Congo	$25,007	$146,688	$84,270	–
Canada	$ 170	–	–	$1,527
	$25,177	$146,688	$84,270	$1,527

January 1, 2010
	Property, plant and equipment	Mines under construction	Exploration and evaluation	Investment
Congo	$8,761	$58,924	$64,749	–
Canada	$ 219	–	–	$1,998
	$8,980	$58,924	$64,749	$1,998

9.	Share Capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series with no par value.

The holders of common shares are entitled to received notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

On February 24, 2011, the Company closed an underwritten private placement of 17,500 special warrants (the “Special Warrants”) at a price of Cdn$3.25 per Special Warrant for aggregate gross proceeds of Cdn$56,875. Each Special Warrant entitled the holder to receive one common share of the Company. The Special Warrants were exercisable by the holders thereof at any time for no additional consideration.  All of the Special Warrants were exercised on March 31, 2011.

As of March 31, 2011, that Company has 190,725 common shares issued and outstanding (December 31, 2010 – 173,062) and no preference shares issued and outstanding.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

b)	Share purcahse warrants

As at March 31, 2011, the Company had outstanding warrants to purchase 5,837 (December 31, 2010 – 6,000) common shares of the Company at a price of $2.20 per share until September 17, 2011.  There were 163 common share purchase warrants exercised during the three month period ended March 31, 2011 (year ended December 31, 2010 - $nil).

As part of the February 24, 2011 private placement, the Company issued to the underwriters 1,050 broker warrants each of which is exercisable to acquire one common share of the Company  at a price of Cdn$3.25 until February 24, 2013.  These broker warrants have a fair value of $1.12 using the Black Scholes model and the following assumptions were made:  Volatility - 70.79%, Risk free rate 1.69%, expected life 2 years, dividend yield 0%.

c)	Earnings per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended March 31, 2011, amounting to 173,333  (March 31, 2010 – 105,962) common shares.  Diluted loss per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the period ended March 31, 2011 is 176,406 (March 31, 2010 – 109,962) common shares.  As at March 31, 2011, 10,797 common shares related to stock options and warrants were anti-dilutive.

10.	Share-Based Payments

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.  No amounts are paid or payable by the recipient on receipt of the option, and the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at the market price of the shares at the grant date.

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The following tables summarize information about stock options:

For the three months ended March 31, 2011

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
1.10 - 2.35	8,358		–		–	8,358	2.66	3,888	4,470
2.40 - 3.25	743	792	–	(32)		1,503	0.20	334	1,169
11.25 - 15.00	2,116	–	–		(270)	1,846	0.12	2,116	-270
	11,217	792	–	(32)	(270)	11,707	3.30	6,338	5,369
Weighted Average Exercise Price (Cdn$)	4.33	3.25	–	3.25	11.25	4.10		5.55	2.29

For the year ended December 31, 2010

Exercise Price Range (Cdn$)	Opening Balance	During the Year			Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeited
1.10 - 2.30	4,135	4,523	–	(300)	8,358	2.97	3,888	4,470
2.40 - 3.10	553	440	–	(250)	743	0.22	334	409
4.70 - 6.68	191	–	–	(191)	–	–	–	–
11.25 - 15.00	2,116	–	–		2,116	0.17	2,116	–
	6,995	4,963	–	(741)	11,217	3.36	6,338	4,879
Weighted Average Exercise Price (Cdn$)	3.61	2.14	–	7.10	4.33		6.02	2.14

For the three months ended March 31, 2010

Exercise Price Range (Cdn$)	Opening Balance	During the Year				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeited	Expired
1.10 - 2.30	4,135	305	–			4,440	2.35	2,666	1,774
2.31 - 3.10	553	250	–	(140)	(200)	463	0.32	278	185
4.70 - 6.68	191	–	–	–	(90)	101	0	101	0
11.25 - 15.00	2,116	–	–			2,116	0.49	2,116	0
	6,995	555	–	(140)	(290)	7,120	3.17	5,161	1,959
Weighted Average Exercise Price (Cdn$)	3.61	2.30	–	2.30	3.53	5.67		6.98	2.21

The assessed fair value at grant date of options granted during the period ended March 31, 2011 was a weighted average $1.69 per option (December 31, 2010 - $1.13).

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the option.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The model inputs for options granted during the period ended March 31, 2011 included:

Three months ended	March 31, 2011	March 31, 2010
Risk Free Interest Rate	2.31%	1.67% - 1.91%
Expected life	3 years	3 years
Annualized volatility	89.22%	90.41% - 90.74%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$1.69	$1.10 - $1.29

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

During the three month period ended March 31, 2011, the Company recognized in the statement of comprehensive loss as an expense $661 (March 31, 2010 – $632) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. The weighted average fair value of share options issued was estimated at $1.69 per share option at the grant date using the Black-Scholes option-pricing model. In addition, an amount of $652 for the three month period ended March 31, 2011 (March 31, 2010 – $398) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to exploration and evaluation asset and to mine under construction.

Since the fair value of goods or services received from consultants cannot be estimated reliably, the Company has measured their value and the corresponding increase in equity indirectly by reference to the fair value of the equity instrument granted. During the three month period ended March 31, 2011, $62 (March 31, 2010 - $nil) was recorded as a consulting expense with respect to stock options granted to a consultant.

These amounts were credited accordingly to contributed surplus in the consolidated statements of financial position.

11.	Related Party Transactions

a)	Key Management Remuneration

The Company’s related parties include key management.  Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”) and the Vice Presidents reporting directly to the CEO.  The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2011 and 2010 was as follows:

	March 31, 2011	March 31, 2010
Salaires and directors' fees	$740	$417
Other benefits	$17	$8
Employee retention allowance	$40	$–
Share based payments	$127	$521
	$924	$946

Directors fees of $56 (March 31, 2010 - $56) were paid to non-executive directors of the Company.

b)	Other Related Parties

During the period ended March 31, 2011, legal fees of $235 (March 31, 2010 - $94), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another former partner is an officer of the Company (the officer ceased being a partner of the law firm on February 1, 2011. As at March 31, 2011, $216 (December 31, 2010 - $31) owing to this legal firm was included in accounts payable.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

During the three month period ended March 31, 2011, the Company incurred common expenses of $14 (March 31, 2010 - $nil) in the Congo together with a corporation with common directors.  As at March 31, 2011, an amount of $125 (December 31, 2010 – $111) owing from this corporation was included in due from related parties in the consolidated statements of financial position.

During the three month period ended March 31, 2011, the Company incurred common expenses of $4 (March 31, 2011 - $nil) with a corporation with common directors.  As at March 31, 2011, an amount of $4 (December 31, 2010 - $nil) owing from this corporation was included in due from related parties in the consolidated statements of financial position.

During the three month period ended March 31, 2011, $12 was repaid to BRC with respect to the Company’s share of common expenses in the Congo. As at March 31, 2011, an amount of $1 (December 31, 2010 - $13) was due to BRC.

These transactions are in the normal course of operations and are measured at the exchange amount.

12.	Commitments

a)	Commitments

Pursuant to the terms of a departure agreement with a former employee, the Company has agreed to pay up to $500 to the former employee upon first gold pour at the Company’s Twangiza project.  This payment is also subject to certain further conditions; however, at this time, the probability of the conditions being met is uncertain.

b)	Lease Commitments

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at March 31, 2011 are as follows:

2011	$ 243
2012	296
2013	150
2014	100
2015	67
$ 856

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

13.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from related parties, short-term investments, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and 2 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months.

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at March 31, 2011. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at March 31, 2011.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

	Canadian dollar	Congolese franc	South African rand	British pound	Euro	Australian dollar
Cash and cash equivalents	28,373	667	207			1
Short term investments	2,473	–	–	–	–	–
Prepaid expenses	87	–	–	6	–	–
Accounts payable	(970)	–	(5,063)	(252)	(51)	–
Retention allowance	(308)	–	–	–	–	–
Total foreign currency financial assets and liabilities	29,655	667	(4,856)	(246)	(51)	1
Foreign exchange rate at March 31, 2011	1.0314	0.00108	0.1461	1.6032	1.4098	1.0309
Total foreign currency financial assets and liabilities in US $	30,586	1	(709)	(394)	(72)	1
Impact of a 10% strengthening of the US $ on net loss	3,059	–	(71)	(39)	(7)	–

d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  Cash and cash equivalents are held in Canada, the Congo and South Africa.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.  Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure.  The Company’s gross credit exposure at March 31, 2011 and December 31, 2010 is as follows:

	March 31, 2011	December 31, 2010
Cash and cash equivalents	$86,006	$67,556
Short-term investments	$ 9,096	$ 8,736
	$95,102	$76,292

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and equity capital markets.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

h)    Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	March 31, 2011	December 31, 2010
Cash and cash equivalents	$86,006	$67,556
Short-term investments	$9,096	$8,736
Share capital	$426,656	$373,945
Deficit	$(71,970)	$(70,437)
	$449,788	$379,800

14.	Supplemental cash flow information

Three month period ended	March 31, 2011	March 31, 2010

Cash	$86,006	$40,756
Cash equivalents	$–	$3,750
	$86,006	$44,506

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

Three month period ended	Note	March 31, 2011	March 31, 2010

Depreciation included in exploration and evaluation assets	6	$1,372	$641
Stock-based compensation included in exploration and evaluation assets	6	$1,444	$291
Employee retention allowance	15	$210	$–
Interest paid		$–	$–

During the period indicated the Company undertook the following significant non-cash transactions:

As at March 31, 2011, an amount of $nil (March 31, 2010 - $3,871) was transferred from prepaid expenses and deposits to property, plant and equipment when title to the equipment was received.

15.	employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at March 31, 2011, the Company had accrued a liability of $1,009 (March 31, 2010 - $nil).

The following table summarizes information about changes to the Company’s employee retention allowance during the three month period ended March 31, 2011.

Balance at December 31, 2010	$761
Additions	248
Payments to Employees	–
Balance at March 31, 2011	$1,009

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

16.	First Time Adoption of International Financial Reporting Standards

IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statement in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS consolidated statements of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP. The IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS are as follows:

i.	Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company has applied the provision of IFRS 2 to all outstanding equity instruments that were unvested prior to the date of transition to IFRS.

ii.	Estimates

The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error.  As a result, the Company has not used hindsight to create or revise estimates.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s consolidated statements of financial position and statements of comprehensive loss. The statements of comprehensive loss have been changed to comply with IAS 1 Presentation of Financial Statements. The Canadian GAAP consolidated balance sheets as at January 1, 2010 and December 31, 2010, the consolidated statements of operations and comprehensive loss for the three month period ended March 31, 2010 as well as the consolidated statement of cash flows for the three month period March 31, 2010 have been reconciled to IFRS, with a summary of the most significant changes in policy as follows:

a) Share-Based Payments

Under IFRS 2 Share-Based Payments, each tranche of an award with different graded vesting are accounted for as separate awards and the resulting fair value is amortized over the vesting period of the respective tranches.  Under Canadian GAAP, the company was accounting for these as a single award. In addition, under IFRS 2, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.  Under Canadian GAAP, forfeitures were recognized as they occurred.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The impact of adjustments relates to share based payments on the Company’s consolidated statement of financial position is as follows:

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Exploration and evaluation	(105)	1	112
Mine under construction	(4)	36	40
	(109)	37	152

Contributed surplus	(393)	23	519
Deficit	284	14	(367)
	(109)	37	152

b) Mineral properties

Under Canadian GAAP, exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the properties are in production or until the project is abandoned. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations. Canadian GAAP does not provide a single accounting standard for exploration and evaluation of mineral resources. In contrast, IFRS 6 Exploration for and Evaluation of Mineral Resources provides specific industry guidance on the treatment of exploration and evaluation expenditures. Expenditures related to the development of mineral resources are not recognised as exploration and evaluation assets. As a result, the Company has reclassified expenses recorded under mineral properties into (1) exploration and evaluation assets and (2) mine under construction.

Based on the foregoing, the reclassification of mineral properties to exploration and evaluation and mine under construction is as follows:

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Mineral properties CDN GAAP balance	(230,915)	(134,261)	(123,521)
Reallocation - IFRS:
Exploration and evaluation	84,262	67,628	64,637
Mine under construction	146,653	66,633	58,884
	–	–	–

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

c) Investment in Associate

The Company’s associate, BRC DiamondCore Ltd., also adopted IFRS which resulted in an adjustment related to share-based payments in the associate’s financial statements. BRC previously reported under Canadian GAAP. IFRS requires that an associate’s accounting policies be consistent with its investors. Similar to the Company, BRC’s first date of applying IFRS was January 1, 2010. The following summarizes the impact on the Company’s consolidated statement of financial position:

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Investment	(1)	(1)	6
	(1)	(1)	6

Contributed surplus	(5)	(4)	26
Deficit	4	3	(20)
	(1)	(1)	6

d) Non-IFRS reclassification

Concurrent with the work performed for the transition to IFRS, the Company took the opportunity to consider its financial disclosures and decided to make additional reclassifications. While these are not as a direct result of the IFRS transition, the Company has identified such reclassifications in order to assist the reader in making comparisons with historic financial information which has previously been published. The reclassification for employee retention was made from long term to short term liability and resulted in no impact to total liabilities and total net assets.

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The Canadian GAAP consolidated balance sheet as at January 1, 2010 has been reconciled to IFRS as follows:

		January 1, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets
Current Assets
Cash and cash equivalents		44,468	–	44,468
Short term investments		21,548	–	21,548
Advances receivable		56	–	56
Due from related party		34	–	34
Prepaid expenses and deposits		5,463	–	5,463
Total Current Assets		71,569	–	71,569

Non-Current Assets
Investment	c	1,992	6	1,998
Property, plant and equipment		8,980	–	8,980
Mineral properties	b	123,521	(123,521)	–
Exploration and evaluation	a, b	–	64,749	64,749
Mine under construction	a, b	–	58,924	58,924
Total Non-Current Assets		134,493	158	134,651

Total Assets		206,062	158	206,220

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		1,930	–	1,930
Accrued liabilities		301	–	301
Total Current Liabilities		2,231	–	2,231

Shareholders' Equity
Share capital		253,232	–	253,232
Contributed surplus	a, c	17,673	545	18,218
Translation adjustment		–	–	–
Deficit	a, c	(67,074)	(387)	(67,461)
Total Shareholders' Equity		203,831	158	203,989
Total Liabilities and Shareholders' Equity		206,062	158	206,220

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The Canadian GAAP consolidated balance sheet as at March 31, 2010 has been reconciled to IFRS as follows:

		March 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets
Current Assets
Cash and cash equivalents		44,506	–	44,506
Short term investments		9,221	–	9,221
Advances receivable		257	–	257
Prepaid expenses and deposits		2,270	–	2,270
Total Current Assets		56,254	–	56,254

Non-Current Assets
Investment	c	2,016	(1)	2,015
Property, plant and equipment		19,701	–	19,701
Exploration and evaluation	b	–	67,741	67,741
Mine under construction	a, b	–	66,709	66,709
Mineral properties	a, b	134,261	(134,261)	–
Total Non-Current Assets		155,978	188	156,166

Total Assets		212,232	188	212,420

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		8,020	–	8,020
Accrued liabilities		20	–	20
Total Current Liabilities		8,040	–	8,040

Shareholders' Equity
Share capital		253,232	–	253,232
Contributed surplus	a, c	18,675	538	19,213
Translation adjustment		68	–	68
Deficit	a, c	(67,783)	(350)	(68,133)
Total Shareholders' Equity		204,192	188	204,380
Total Liabilities and Shareholders' Equity		212,232	188	212,420

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The Canadian GAAP consolidated balance sheet as at December 31, 2010 has been reconciled to IFRS as follows:

		December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Assets
Current Assets
Cash and cash equivalents		67,556	–	67,556
Short term investments		8,736	–	8,736
Advances receivable		90	–	90
Due from related party		112	–	112
Prepaids expenses and deposits		3,213	–	3,213
Total Current Assets		79,707	–	79,707

Non-Current Assets
Investment	c	1,528	(1)	1,527
Property, plant and equipment		25,177	–	25,177
Exploration and evaluation	b	–	84,270	84,270
Mine under construction	a, b	–	146,688	146,688
Mineral properties	a, b	230,915	(230,915)	–
Total Non-Current Assets		257,620	42	257,662
Total Assets		337,327	42	337,369

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		10,964	–	10,964
Accrued liabilities		349	–	349
Employee retention allowance		761	–	761
Total Current Liabilities		12,074	–	12,074

Shareholders' Equity
Share capital		373,945	–	373,945
Contributed surplus	a, c	21,568	121	21,689
Translation adjustment		98	–	98
Deficit	a, c	(70,358)	(79)	(70,437)
Total Shareholders' Equity		325,253	42	325,295
Total Liabilities and Shareholders' Equity		337,327	42	337,369

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The Canadian GAAP consolidated statement of operations and other comprehensive income (loss) for the three month ended March 31, 2010 have been reconciled to IFRS as follows:

		Three Months Ended March 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Consulting, management and professional fees		178	–	178
Employee benefits		460	–	460
Office and sundry		271	–	271
Share-based payment expense		646	(14)	632
Travel and promotion		312	–	312
Depreciation		17	–	17
Interest and bank expenses		7	–	7
Foreign exchange (gain) loss		(1,239)	–	(1,239)
		(652)	(14)	(638)
Interest income		52	–	52

Loss from operations		(600)	(14)	(586)

Share of equity loss of an associate	c	(109)	23	(86)

Loss for the period		(709)	9	(672)

Translation adjustment		68	–	68

Comprehensive loss for the period		(641)	9	(604)

Loss per share, basic and diluted		(0.01)	–	(0.01)

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The Canadian GAAP consolidated statement of operations and other comprehensive income (loss) for the year ended December 31, 2010 have been reconciled to IFRS as follows:

		Year Ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Expenses
Consulting, management and professional fees		2,011	–	2,011
Employee benefits		3,810	–	3,810
Office and sundry		1,017	–	1,017
Share-based payment expense	a	2,218	(285)	1,933
Travel and promotion		1,501	–	1,501
Depreciation		68	–	68
Interest and bank expenses		34	–	34
Foreign exchange (gain) loss		(7,438)	–	(7,438)
		(3,221)	285	(2,936)
Interest income		544	-	544

Loss from operations		(2,677)	285	(2,392)

Share of equity loss of an associate	c	(607)	23	(584)

Loss for the period		(3,284)	308	(2,976)

Translation adjustment		98	–	98

Comprehensive loss for the period		(3,186)	308	(2,878)

Loss per share, basic and diluted		(0.02)	–	(0.02)

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of cash flows for the three month period March 31, 2010:

		Three months ended March 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Cash flows from operating activities
Net loss for the period		$(709)	$37	$(672)
Adjustments to reconcile loss to net cash used in operating activities
Amortization		17	–	17
Unrealized foreign exchange (gain) loss		(1,026)	–	(1,026)
Share of equity loss		109	(23)	86
Share based payments		646	–	646
Accrued interest on short term investments		(1)	–	(1)
Changes in non-cash working capital
Receivables		(167)	–	(167)
Prepaid expenses and deposits		(674)	–	(674)
Accounts payables		206	–	206
Accrued liabilities		(281)	–	(281)
Net cash flows from operating activities		(1,880)	–	(1,880)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(7,509)	–	(7,509)
Expenditures on mineral properties		(3,936)	3,936	–
Expenditures on exploration			(4,075)	(4,075)
Expenditures on mine development		–	139	139
Short term investments		12,328	–	12,328
Investment and advances to BRC DiamondCore Ltd.		–	–	–
Net cash used in investing activities		883	–	883

Cash flows from financing activities
Proceeds from share issuance		–	–	–
Proceeds from exercise of stock options		–	–	–
Net cash (used in) / from financing activities		–	–	–

Effect of foreign exchange on cash held in foreign currency		1,035	–	1,035
Net increase (decrease) in cash during the period		38	–	38
Cash, beginning of the period		44,468	–	44,468
Cash, end of the period		$44,506	$–	$44,506

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of cash flows for the year ended December 31, 2010:

		Year ended December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS

Cash flows from operating activities
Net loss for the period		$(3,284)	$308	$(2,976)
Adjustments to reconcile loss to net cash used in operating activities
Amortization		68	–	68
Unrealized foreign exchange (gain)		(676)	–	(676)
Share of equity loss		607	(23)	584
Share based payments - employees		2,218	(285)	1,933
Share based payments - consultants		107	–	107
Accrued interest on short term investments		(2)	–	(2)
Employee retention		368	–	368
Changes in non-cash working capital
Receivables		(34)	–	(34)
Due to related parties		(77)	–	(77)
Prepaid expenses and deposits		(2,876)	–	(2,876)
Accounts payables		49	–	49
Accrued liabilities		34	–	34
Net cash flows from operating activities		(3,498)	–	(3,498)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(15,259)	–	(15,259)
Expenditures on mineral properties		(92,369)	92,369	–
Expenditures on exploration and evaluation			(18,498)	(18,498)
Expenditures on mine development			(73,871)	(73,871)
Short term investments		12,814	–	12,814
Investment and advances to BRC DiamondCore Ltd.		–	–	–
Net cash used in investing activities		(94,814)	–	(94,814)

Cash flows from financing activities
Proceeds from common shares issued, net of issuance costs		120,714	–	120,714
Net cash (used in) / from financing activities		120,714	–	120,714

Effect of foreign exchange on cash held in foreign currency		686	–	686
Net increase (decrease) in cash during the period		23,088	–	23,088
Cash, beginning of the period		44,468	–	44,468
Cash, end of the period		$67,556	$–	$67,556

Banro Corporation
Notes to the Interim Condensed Consolitated Financial Statements
For the three months ended March 31, 2011
(Expressed in thousands of U.S. dollars, except per share amounts - unaudited)

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in equity as at January 1, 2010:

		January 1, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Common Shares Amount		$253,232	–	$253,232
Contributed Surplus	a, c	17,673	545	18,218
Other Comp. Income		–	–	–
Deficit	a, c	(67,074)	(387)	(67,461)
Total Shareholder's Equity		$203,831	$158	$203,989

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in equity for the three months ended March 31, 2010:

		March 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Common Shares Amount		$253,232	–	$253,232
Contributed Surplus	a, c	18,675	538	19,213
Other Comp. Income		68	–	68
Deficit	a, c	(67,783)	(350)	(68,133)
Total Shareholder's Equity		$204,192	$188	$204,380

The Canadian GAAP reconciliation to IFRS of the consolidated statement of changes in equity for the year ended December 31, 2010:

		December 31, 2010
	Notes	Canadian GAAP	Effect of Transition to IFRS	IFRS
Common Shares Amount		$373,945	–	$373,945
Contributed Surplus	a, c	21,568	121	21,689
Other Comp. Income		98	–	98
Deficit	a, c	(70,358)	(79)	(70,437)
Total Shareholder's Equity		$325,253	$42	$325,295